SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AVNET, INC.
(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

053807103

(CUSIP Number)

c/o Alistair Boyle
Permira (Europe) Limited
Trafalgar Court, Les Banques
St. Peter Port, Guernsey Channel Islands GY1 3QL

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Andrew P. Varney, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
1001 Pennsylvania Avenue, N.W.
Suite 800
Washington, D.C. 20004

July 5, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 23 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 053807103	13D	Page 3 of 23 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Permira Europe II Nominees Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	X
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Guernsey
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,669,452
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,669,452
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,669,452
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ( )
13.	Percent of Class Represented by Amount in Row (11) 10.1
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 053807103	13D	Page 4 of 23 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Permira Europe II Managers, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	X
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Guernsey
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,669,452
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,669,452
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,669,452
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ( )
13.	Percent of Class Represented by Amount in Row (11) 10.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 053807103	13D	Page 5 of 23 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Permira (Europe) Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	X
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Guernsey
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,669,452
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,669,452
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,669,452
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ( )
13.	Percent of Class Represented by Amount in Row (11) 10.1%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 053807103	13D	Page 6 of 23 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Permira UK Venture IV Nominees Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	X
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Guernsey
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,669,452
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,669,452
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,669,452
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ( )
13.	Percent of Class Represented by Amount in Row (11) 10.1%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 053807103	13D	Page 7 of 23 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Schroder Venture Managers (Guernsey) Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	X
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Guernsey
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,669,452
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,669,452
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,669,452
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ( )
13.	Percent of Class Represented by Amount in Row (11) 10.1%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 053807103	13D	Page 8 of 23 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
SV (Nominees) Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	X
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Guernsey
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,669,452
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,669,452
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,669,452
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ( )
13.	Percent of Class Represented by Amount in Row (11) 10.1%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 053807103	13D	Page 9 of 23 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Schroder Ventures Investment Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	X
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Guernsey
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,669,452
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,669,452
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,669,452
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ( )
13.	Percent of Class Represented by Amount in Row (11) 10.1%
14.	Type of Reporting Person (See Instructions) CO

Item 1. Security and Issuer

The title of the class of equity securities of Avnet, Inc., a New York corporation (the “Company” or “Issuer”), to which this statement relates is the Company's Common Stock, par value $1.00 per share (the “Common Stock” or “Shares”). The address of the principal executive office of the Company is 2211 South 47th Street, Phoenix, Arizona 85034.

Item 2. Identity and Background

This statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended. Members of the group include (i) Permira Europe II Nominees Limited, a company incorporated in Guernsey (“PE2 Nominees”), (ii) Permira Europe II Managers L.P., a limited partnership organized in Germany, (iii) Permira (Europe) Limited, a company incorporated in Guernsey, (iv) Permira UK Venture IV Nominees Limited, a company incorporated in Guernsey (“VF4 Nominees”), (v) Schroder Venture Managers (Guernsey) Limited, a company incorporated in Guernsey, (vi) SV (Nominees) Limited, a company incorporated in Guernsey (“SV Nominees”), and (vii) Schroder Ventures Investment Limited, a company incorporated in Guernsey.

PE2 Nominees is the nominee for four limited partnerships that comprise the Permira Europe Fund II and for the Permira Europe II Co-Investment Scheme. Permira (Europe) Limited is the general partner of Permira Europe II Managers L.P., which is the general partner of each of the four limited partnerships comprising Permira Europe Fund II. Permira (Europe) Limited, Permira Europe II Managers L.P., and PE2 Nominees are collectively referred to as the “PE2 Persons.”

VF4 Nominees is the nominee for the one trust and two limited partnerships that comprise the Permira UK Venture Fund IV and for the Schroder UK Venture Fund IV Co-Investment Scheme. Schroder Venture Managers (Guernsey) Limited acts as the manager of Schroder Venture Managers Inc., the general partner of the two limited partnerships, and Barings (Guernsey) Limited, the trustee of the trust, which comprise the Permira UK Venture Fund IV. Schroder Venture Managers (Guernsey) Limited and VF4 Nominees are collectively referred to as the “VF4 Persons.”

SV Nominees is the nominee for Schroder Ventures Investment Limited. Schroder Ventures Investment Limited and SV Nominees are collectively referred to as the “SV Persons.”

The PE2 Persons, the VF4 Persons and the SV Persons are collectively referred to as the “Reporting Persons.”

The business address of each of the Reporting Persons is Trafalgar Court, Les Banques, St Peter Port, Guernsey, Channel Islands GY1 3 QL.

The directors of PE2 Nominees, Permira (Europe) Limited, VF4 Nominees, Schroder Venture Managers (Guernsey) Limited, SV Nominees and Schroder Ventures Investments Limited, as of the date hereof, are set forth in Schedule A attached hereto, containing the following information with respect to each such person:

(a)	Name and Position;
(b)	Residence or business address;
(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

None of the Reporting Persons, none of the above individuals or any person named in Schedule A attached hereto has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in such Reporting Person or individual being subject to a judgment, decree or final order

Page 11 of 23 Pages

finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

Item 3. Source and Amount of Funds or Other Consideration

The shares of Common Stock beneficially owned by the Reporting Persons were acquired on July 5, 2005, as a result of the acquisition of all of the issued share capital and certain bonds of Memec Group Holdings Limited (“Memec”) by the Company in accordance with the terms of the Securities Acquisition Agreement, dated as of April 26, 2005 (the “Securities Acquisition Agreement”), by and among the Company, Memec and the sellers named therein.

Item 4. Purpose of Transaction.

On July 5, 2005, pursuant to the Securities Acquisition Agreement, the Company acquired all of the issued share capital and certain bonds of Memec in exchange for approximately 24.011 million shares of the Issuer’s Common Stock plus approximately $64 million of cash (the “Memec Acquisition”).

In connection with the Memec Acquisition, the Company entered into a registration rights agreement, dated as of July 5, 2005 (the “Registration Rights Agreement”), with certain shareholders and bondholders of Memec Group Holdings Limited who became shareholders of the Company (the “Memec Shareholders”). The Registration Rights Agreement grants certain registration rights with respect to the shares of the Common Stock issued to the Memec Shareholders. Specifically, the Company has agreed to use its reasonable best efforts to cause a shelf registration statement to become effective no later than the 181st day following the closing of the transactions contemplated by the Securities Acquisition Agreement to provide for certain resales of the shares of Common Stock issued to the Memec Shareholders pursuant to such Securities Acquisition Agreement. In addition, the Company has agreed to provide additional registration rights, in the form of underwritten offerings and/or registered block trades, to the Memec Shareholders, which may be demanded by certain specified Memec Shareholders, subject to the terms and conditions contained in the Registration Rights Agreement.

Also in connection with the Memec Acquisition, the Board of Directors of the Company (the “Board”) appointed Peter Smitham as a member of the Board. Pursuant to the Securities Acquisition Agreement, the Company entered into a board nominee agreement (the “Board Nominee Agreement”) with PE2 Nominees, VF4 Nominees, and SV Nominees (collectively, the “Permira Shareholders”) whereby the Company agreed, among other things and for as long as the Board Nominee Agreement is in effect, to nominate Mr. Smitham for the position of director of the Company and to recommend to the Company’s shareholders to vote for such director nominee at each shareholders meeting at which the Company’s directors are to be elected. The Board Nominee Agreement terminates at such time as the Permira Shareholders no longer own the lesser of (i) 5% of the outstanding shares of the Company’s capital stock and (ii) 25% of the Company shares issued pursuant to the Securities Acquisition Agreement.

The foregoing response to this Item 4 is qualified in its entirety by reference to the Securities Acquisition Agreement, which is included as Exhibit 1 to this Schedule 13D, the Registration Rights Agreement, which is filed as Exhibit 2 to this Schedule 13D and the Board Nominee Agreement, which is filed as Exhibit 3 to this Schedule 13D. The Securities Acquisition Agreement, the Registration Rights Agreement and the Board Nominee Agreement are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

(a) and (b)

As of the date hereof, PE2 Nominees, VF4 Nominees and SV Nominees own of record 13,196,107 shares of Common Stock, 958,515 shares of Common Stock, and 514,830 shares of Common Stock, respectively, or 9.1%, 0.7% and 0.4% of the Company’s issued and outstanding shares of Common Stock (not including any shares held in escrow pursuant to the terms of the Securities Acquisition Agreement). The beneficial ownership percentages in this report are based on a total of 144,677,455 shares outstanding, which includes 120,666,284 shares outstanding on April 29, 2005 (as reported by the Company in its 10-Q for the quarterly period ended April 2, 2005) plus

Page 12 of 23 Pages

24,011,171 shares issued in connection with the Memec Acquisition. The shares held of record by PE2 Nominees include (i) 13,068,766 shares held on behalf of the four limited partnerships that comprise the Permira Europe Fund II, and (ii) 127,341 shares held on behalf of the Permira Europe II Co-Investment Scheme. The shares held of record by VF4 Nominees include (i) 950,442 shares held on behalf of one trust and two limited partnerships that comprise the Permira UK Venture Fund IV, and (ii) 8,073 shares held on behalf of the Schroder UK Venture Fund IV Co-Investment Scheme.

Each of the PE2 Persons, the VF4 Persons and the SV Persons may be deemed to share voting power and the power to direct the disposition of the share of Common Stock which each owns of record. Accordingly, as of the date hereof, the Reporting Persons may be deemed to own beneficially an aggregate of 14,669,452 shares of Common Stock, or 10.1% of the Company’s issued and outstanding shares of Common Stock.

(c) Except as set forth herein, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

(d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As described under Item 4 above, certain of the Reporting Persons have entered into the Securities Acquisition Agreement, the Registration Rights Agreement and the Board Nominee Agreement.

Item 7. Material to Be Filed as Exhibits

The following documents are filed as exhibits:

Exhibit No.	Title	Incorporated by Reference to:
1	Securities Acquisition Agreement, dated as of April 26, 2005, by and among Avnet, Inc., Memec Group Holdings Limited, and the sellers named therein.	Exhibit 2.1 to the Current Report on Form 8-K filed by Avnet, Inc. on April 26, 2005
2	Registration Rights Agreement, dated as of July 5, 2005, between Avnet, Inc. and certain shareholders of Memec Group Holdings Limited.	Exhibit 99.2 to the Current Report on Form 8-K filed by Avnet, Inc. on July 11, 2005
3

Board Nominee Agreement, dated as of July 5, 2005, between Avnet, Inc. and Permira Europe Fund II Nominees Limited, Permira UK Venture IV Nominees Limited and SV (Nominees) Limited as nominee for Schroder Ventures Investments Limited.

Exhibit 99.3 to the Current Report on Form 8-K filed by Avnet, Inc. on July 11, 2005

Page 13 of 23 Pages

Signature

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 15, 2005

PERMIRA EUROPE II NOMINEES LIMITED Signed by: /s/ John Marren for and on behalf of Permira Europe II Nominees Limited
PERMIRA (EUROPE) LIMITED Signed by: /s/ John Marren for and on behalf of Permira (Europe) Limited
PERMIRA EUROPE II MANAGERS, L.P. By: Permira (Europe) Limited, its General Partner Signed by: /s/ John Marren for and on behalf of Permira (Europe) Limited, as General Partner

Page 14 of 23 Pages

PERMIRA UK VENTURE IV NOMINEES LIMITED
Signed on behalf of Permira UK Venture IV Nominees Limited:

                                 /s/ Siobhan McConville
Signed by:  Director and Authorized Signatory

(A) as nominee for Barings (Guernsey) Limited as (i) Trustee of Schroder UK Venture Fund IV Trust, and (ii) Custodian of Schroder UK Venture Fund IV LP1 and Schroder UK Venture Fund IV LP2, and

(B) as nominee for Schroder Venture Managers (Guernsey) Limited as manager of the Schroder UK Venture Fund IV Co-investment Scheme

SCHRODER VENTURE MANAGERS (GUERNSEY) LIMITED Signed by: /s/ John Marren for and on behalf of Schroder Venture Managers (Guernsey) Limited
SV (NOMINEES) LIMITED Signed by: /s/ John Marren for and on behalf of SV (Nominees) Limited as nominee for Schroder Ventures Investments Limited
SCHRODER VENTURES INVESTMENTS LIMITED Signed by: /s/ John Marren for and on behalf of Schroder Ventures Investments Limited

EXHIBIT INDEX

Exhibit No.	Title	Incorporated by Reference to:
1	Securities Acquisition Agreement, dated as of April 26, 2005, by and among Avnet, Inc., Memec Group Holdings Limited, and the sellers named therein.	Exhibit 2.1 to the Current Report on Form 8-K filed by Avnet, Inc. on April 26, 2005
2	Registration Rights Agreement, dated as of July 5, 2005, between Avnet, Inc. and certain shareholders of Memec Group Holdings Limited.	Exhibit 99.2 to the Current Report on Form 8-K filed by Avnet, Inc. on July 11, 2005
3

Board Nominee Agreement, dated as of July 5, 2005, between Avnet, Inc. and Permira Europe Fund II Nominees Limited, Permira UK Venture IV Nominees Limited and SV (Nominees) Limited as nominee for Schroder Ventures Investments Limited.

Exhibit 99.3 to the Current Report on Form 8-K filed by Avnet, Inc. on July 11, 2005

Schedule A

The following tables set forth the name, present principal occupation, business address, and citizenship of each director of Permira Europe II Nominees Limited, Permira (Europe) Limited, Permira UK Venture IV Nominees Limited, Schroder Venture Managers (Guernsey) Limited, SV (Nominees) Limited, and Schroder Ventures Investments Limited.

Directors of Permira Europe II Nominees Limited
Name	Occupation	Business Address	Citizenship
Alistair David Boyle	Manager, Guernsey International Fund Managers Ltd.	Guernsey International Fund Managers Ltd. PO Box 255 Trafalgar Court Les Banques St. Peter Port Guernsey GY1 3QL Channel Islands	United Kingdom
John Mary Marren	Executive Director, Property Fund Services, Guernsey International Fund Managers Ltd.	Guernsey International Fund Managers Ltd. PO Box 255 Trafalgar Court Les Banques St. Peter Port Guernsey GY1 3QL Channel Islands	Ireland
Laurence Shannon McNairn	Executive Director, Private Equity, Guernsey International Fund Managers Ltd.	Guernsey International Fund Managers Ltd. PO Box 255 Trafalgar Court Les Banques St. Peter Port Guernsey GY1 3QL Channel Islands	United Kingdom

Page 17 of 23 Pages

Schedule A (continued)

Directors of Permira (Europe) Limited
Name	Occupation	Business Address	Citizenship
Nigel T. Carey	Advocate, Carey Olsens	Carey Olsens PO Box 98 7 New Street St. Peter Port Guernsey GY1 4BZ Channel Islands	United Kingdom
John Mary Marren	Executive Director, Property Fund Services, Guernsey International Fund Managers Ltd.	Guernsey International Fund Managers Ltd. PO Box 255 Trafalgar Court Les Banques St. Peter Port Guernsey GY1 3QL Channel Islands	Ireland
Peter Smitham	Managing Director, Permira Advisers Limited	Permira Advisers Limited 20 Southampton Street London WC2E 7QH United Kingdon	United Kingdom
Laurence Shannon McNairn	Executive Director, Private Equity, Guernsey International Fund Managers Ltd.	Guernsey International Fund Managers Ltd. PO Box 255 Trafalgar Court Les Banques St. Peter Port Guernsey GY1 3QL Channel Islands	United Kingdom

Page 18 of 23 Pages

Schedule A (continued)

Directors of Permira UK Venture IV Nominees Limited
Name	Occupation	Business Address	Citizenship
Daryl J. Tapp	Manager, Global Custody Operations, Barings (Guernsey) Limited	Barings (Guernsey) Limited Les Rosiers Les Effards St. Sampsons GY2 4YN	United Kingdom
Sarah N. Hoskins	Assistant Manager, Global Custody Operations, Barings (Guernsey) Limited	Barings (Guernsey) Limited Bon Air L’Etonnellerie Lane Vale GY6 8NW	United Kingdom
Steve R. Watts	Executive Director, Barings (Guernsey) Limited	Barings (Guernsey) Limited Allee des Sucettes Rue de la Corbinerie St. Martins GY4 6SR	United Kingdom
Adrian Norman	Officer, Global Custody Operations, Barings (Guernsey) Limited	Barings (Guernsey) Limited Flat 1, Arran Place Valnord Road St. Peter Port GY1 1HZ	United Kingdom
Siobhan McConville	Officer, Global Custody Services, Barings (Guernsey) Limited	Barings (Guernsey) Limited Flat 1, 4 High Street St. Peter Port Guernsey	Ireland

Page 19 of 23 Pages

Schedule A (continued)

Directors of Schroder Venture Managers (Guernsey) Limited
Name	Occupation	Business Address	Citizenship
Lester Edward Gray	Chief Executive, Schroders Asia Pacific	Schroders Plc 31 Gresham Street London EC2V 7QA United Kingdom	New Zealand
John Mary Marren	Executive Director, Property Fund Services, Guernsey International Fund Managers Ltd.	Guernsey International Fund Managers Ltd. PO Box 255 Trafalgar Court Les Banques St. Peter Port Guernsey GY1 3QL Channel Islands	Ireland
Katharine D. Thompson	Non-executive Director	Forest Lodge Rue des Monts Forest Guernsey GY8 0BB Channel Islands	United Kingdom
Nigel T. Carey	Advocate, Carey Olsens	Carey Olsens PO Box 98 7 New Street St. Peter Port Guernsey GY1 4BZ Channel Islands	United Kingdom
Laurence Shannon McNairn	Executive Director, Private Equity, Guernsey International Fund Managers Ltd.	Guernsey International Fund Managers Ltd. PO Box 255 Trafalgar Court Les Banques St. Peter Port Guernsey GY1 3QL Channel Islands	United Kingdom

Page 20 of 23 Pages

Nicola Walker	Manager, Schroder Administrative Services (C.I.) Limited	Schroder Administrative Services (C.I.) Limited PO Box 334 Sarnia House Le Truchot St. Peter Port Guernsey GY1 3UF Channel Islands	United Kingdom

Page 21 of 23 Pages

Schedule A (continued)

Directors of SV (Nominees) Limited
Name	Occupation	Business Address	Citizenship
Nicola Walker	Manager, Schroder Administrative Services (C.I.) Limited	Schroder Administrative Services (C.I.) Limited PO Box 334 Sarnia House Le Truchot St. Peter Port Guernsey GY1 3UF Channel Islands	United Kingdom
John Mary Marren	Executive Director, Property Fund Services, Guernsey International Fund Managers Ltd.	Guernsey International Fund Managers Ltd. PO Box 255 Trafalgar Court Les Banques St. Peter Port Guernsey GY1 3QL Channel Islands	Ireland
Laurence Shannon McNairn	Executive Director, Private Equity, Guernsey International Fund Managers Ltd.	Guernsey International Fund Managers Ltd. PO Box 255 Trafalgar Court Les Banques St. Peter Port Guernsey GY1 3QL Channel Islands	United Kingdom
Robert Christopher Morris	Director, SVG Advisers Limited	SVG Advisers Limited 111 Strand London WC2R 0AG United Kingdom	United Kingdom

Page 22 of 23 Pages

Schedule A (continued)

Directors of Schroder Ventures Investments Limited
Name	Occupation	Business Address	Citizenship
Jonathan Lowe	Finance Director, Permira Advisers Limited	Permira Advisers Limited 20 Southampton Street London WC2E 7QH United Kingdom	United Kingdom
Ramon Lo	Partner, Symphony Capital Partners (Asia) Limited	Symphony Capital Partners (Asia) Limited Suite 2503 One International Finance Centre 1 Harbour View Street Hong Kong
James Garvey	Director, SV Investment Partners	SV Investment Partners Suite 3650 60 State Street Boston, Massachusetts 02109 USA	USA
Chris Coombe		Schroder Investment Management Limited 31 Gresham Street London EC2V 7QA United Kingdom	United Kingdom
Peter Allen	Director	John O’Gaddesden’s House Little Gaddesden Berkhamstead Hertfordshire HP4 1PF United Kingdom	United Kingdom
Nigel T. Carey	Advocate, Carey Olsens	Carey Olsens PO Box 98 7 New Street St. Peter Port Guernsey GY1 4BZ Channel Islands	United Kingdom

Page 23 of 23 Pages

John Mary Marren	Executive Director, Property Fund Services, Guernsey International Fund Managers Ltd.	Guernsey International Fund Managers Ltd. PO Box 255 Trafalgar Court Les Banques St. Peter Port Guernsey GY1 3QL Channel Islands	Ireland
Laurence Shannon McNairn	Executive Director, Private Equity, Guernsey International Fund Managers Ltd.	Guernsey International Fund Managers Ltd. PO Box 255 Trafalgar Court Les Banques St. Peter Port Guernsey GY1 3QL Channel Islands	United Kingdom
Robert Christopher Morris	Director, SVG Advisers Limited	SVG Advisers Limited 111 Strand London WC2R 0AG United Kingdom	United Kingdom
Katharine D. Thompson	Non-executive Director	Forest Lodge Rue des Monts Forest Guernsey GY8 0BB Channel Islands	United Kingdom